# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Columbus Acquisition Corp/Cayman Islands, CIK 0002028201
CUSIP: G2295P107
Title of class of securities: Ordinary Share, par value $0.0001 per share
Address of issuer's principal executive offices: 89 NEXUS WAY, CAMANA BAY, GRAND CAYMAN, Cayman Islands (E9), KY1-9009
Date of event which requires filing of this statement: 01/22/2025
Filed by CIK 0002046110
Persons authorized to receive notices and communications: Fen Zhang CEO, 14 Prudential Tower, Singapore, Singapore (U0), 049712, 19498991827

## Reporting persons
- Hercules Capital Management VII Corp (CIK 0002046110): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 1,923,290; shared voting power 0; sole dispositive power 1,923,290; shared dispositive power 0; aggregate amount beneficially owned 1,923,290 (23.5% of the class)
  Comment: (1) It includes (i) 234,290 ordinary shares, par value $0.0001 per share of the Issuer (the "Ordinary Shares") that Hercules Capital Management VII Corp (the "Sponsor") acquired in a private placement simultaneously with the consummation of the initial public offering on January 24, 2025, and (ii) 1,689,000 Ordinary Shares that the Sponsor acquired on March 21, 2024.
  
  (2) The Sponsor is the record holder of the shares reported herein. Dr. Fen Zhang is the sole director of the Sponsor. As such, Dr. Zhang is deemed to hold voting and dispositive control over the securities held directly by the Sponsor.
- Fen Zhang (CIK 0002026975): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 1,923,290; shared voting power 0; sole dispositive power 1,923,290; shared dispositive power 0; aggregate amount beneficially owned 1,923,290 (23.5% of the class)
  Comment: (3) Dr. Fen Zhang is the sole director of the Sponsor. As such, Dr. Zhang is deemed to hold voting and dispositive control over the securities held directly by the Sponsor.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Share, par value $0.0001 per share
Name of issuer: Columbus Acquisition Corp/Cayman Islands
Address of issuer's principal executive offices: 89 NEXUS WAY, CAMANA BAY, GRAND CAYMAN, Cayman Islands (E9), KY1-9009

## Item 2. Identity and Background
Name of person filing: This statement is filed by Hercules Capital Management VII Corp, a British Virgin Islands company (the "Sponsor") and Dr. Fen Zhang ("Dr. Zhang", together with the Sponsor, the "Reporting Persons"). The Reporting Persons are the holders of record of approximately 23.5% of the Issuer's outstanding Ordinary Shares based on the number of Ordinary Shares outstanding as of January 24, 2025.
Residence or business address: The principal business address of the Sponsor is 14 Prudential Tower, Singapore, 049712. The principal business address of Dr. Fen Zhang is c/o Columbus Acquisition Corp, 14 Prudential Tower, Singapore, 049712 .
Present principal occupation or employment: The Sponsor is the sponsor of the Issuer and primarily involved in investment. Dr. Zhang is the sole director of the Issuer.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Citizenship: The Sponsor is a company incorporated in British Virgin Islands. The citizenship of Dr. Zhang is Canada .

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Pursuant to a subscription agreement dated March 21, 2024, as further amended on July 25, 2024 and December 20, 2024, the Sponsor acquired 1,725,000 Ordinary Shares for an aggregated purchase price of $25,000.

Immediately prior to the closing of the initial public offering of the Issuer, the Sponsor transferred 36,000 Ordinary Shares to certain directors of the Issuer at its original purchase price pursuant to a securities transfer agreement among the Sponsor, the Issuer and certain directors of the Issuer.

On January 24, 2025, simultaneously with the initial public offering of the Issuer, the Sponsor acquired 234,290 units at $10.00 per unit, each unit consisting of one Ordinary Share and one right. Each right entitles the holder to acquire one-seventh of one Ordinary Share at the competion of an initial business combination of the Issuer.

Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Ordinary Shares or engage in discussions with the Issuer concerning future acquisitions of its shares. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise.

Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, formulates other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Persons is based upon a total of 8,169,290 Ordinary Shares outstanding as of January 24, 2025. The Reporting Persons beneficially own 1,923,290 Ordinary Shares, representing approximately 23.5% issued and outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Reporting Persons is 1,923,290 Ordinary Shares, representing approximately 23.5% issued and outstanding Ordinary Shares.
Transactions in the class effected during the past sixty days: Other than the disposition of the shares as reported in this Schedule 13D, no actions in the Ordinary Shares were effected during the past sixty (60) days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

7.1 - Joint Filling Agreement, dated Janaury 24, 2025

10.1 - Securities Transfer Agreement dated November 8, 2024, as amended on December 20, 2024, by and among the Issuer, the Sponsor and certain directors of the Issuer

10.2 - Private Placement Units Purchase Agreement dated January 22, 2025, between the Sponsor and the Issuer.

## Signatures
- Hercules Capital Management VII Corp: /s/ Fen Zhang, Fen Zhang/Sole Director (01/24/2025)
- Fen Zhang: /s/ Fen Zhang, Fen Zhang (01/24/2025)